Mail Stop 4561


								January 13, 2006





John P.  Amboian
Principal Executive Officer
Nuveen Commodities Income and Growth Fund
333 West Wacker Drive
Chicago, Illinois  60606

Re:	Nuveen Commodities Income and Growth Fund
	Registration Statement on Form S-1
      Filed on December 15, 2005
	File No. 333-130360

Dear Mr. Amboian:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form S-1
General


1. We note that you have omitted a great deal of information that is either currently available to the pool or that materially affects the ability of the pool to conduct the proposed offering. For example, we note that you have included no disclosure regarding the specific fees the pool will pay, break-even disclosure or capsule performance data for Gresham. Please provide this information in your next amendment. Further, include the financial statements required by Form S-1.

2. Please tell us supplementally why you believe your proposed operations will not subject you to regulation as an investment company under the Investment Company Act of 1940.
3. Please revise throughout the prospectus to provide disclosure substantially similar to the disclosures that would be required by Industry Guide 5 if real estate limited partnership units were being registered.  For example, your revisions should include a
narrative
discussion under an appropriate major heading of the Manager`s and subadvisor`s experience over the past ten years similar to that required by Item 8.A of Guide 5, which includes, among other things, a description of any major adverse business developments and
conditions that were experienced by prior programs.   In addition,
please revise the cover page to briefly discuss the most material risks to shareholders of an investment in your securities.

4. Please confirm that your shares have been approved to trade on
a
stock exchange.   If not, revise your disclosure to indicate, if
true, that you have applied to have your shares quoted or listed for trading rather than "will be" listed for trading. Further, revise to identify the exchange in which you intend to trade your shares.

5. Please disclose why you decided to employ the master-feeder structure for the pool rather than structure it as a traditional commodity pool that does not employ a master fund and discuss the benefits or detriments of this structure to investors.

6. Please revise to indicate the factors considered in determining the offering price. Refer to Item 505 of Regulation S-K.

7. Please provide us with a complete copy of any sales material which includes all illustrations and other inserts in the form you expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.

8. Your prospectus contains many defined terms, legalese and dense, embedded lists that make it more difficult to read. Reduce your over-reliance on defined terms, legalese and embedded lists of dense information. As you revise your document, consider minor changes that would make the material information clear, concise, and more understandable. For example, a shortened version of a full name is often clear from context, as are commonly known acronyms. In addition, please refrain from capitalizing terms that are clear from their plain meaning, including, without limitation, "Shares."

Prospectus Cover Page

9. Please restrict the disclosure found on the cover page to that which is required by Item 501 of Regulation S-K, Release No. 33-
6900
and information that is key to an investment decision.

10. Please ensure that your cover page does not exceed one page.
See
501(b) of Regulation S-K.

11. Please disclose on the cover page that investors must purchase a minimum of 100 shares in this offering. In addition, please identify your subadvisors on the cover page and their affiliations, if applicable, to the pool.

Special Note Regarding Forward-Looking Statements, page iii

12. Please remove your statement that "neither the Manager nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements." In addition, please relocate this section as well as the section entitled, "Patent Application
Pending" so that they appear in the body of the prospectus.

Prospectus Summary

13. Please limit your summary to a concise description of the material characteristics of the pool and the material terms of your offering.

The Fund, page 1

14. Please disclose the dates the pool and the Master Fund were organized. It is not clear why this information is not available.



Investment Objectives, page 2

15. Please revise to separately quantify the portion of your proceeds that will be used to purchase (1) commodities pursuant to Gresham`s
Tangible Asset Program; (2) options pursuant to your "Option
Strategy"; and (3) debt instruments.

Break-even Threshold, page 9

16. We note your statement that the Break-even point is based on the
"Master Fund`s initial minimum size." Please advise us as to the meaning of this statement. The offering itself is a firm commitment underwritten offering, not a minimum/maximum continuous offering. Please advise. This comment also applies to your disclosure on page
10 of the "Maximum Amount Offered" in this offering.

Break-even Analysis, page 10

17. Please clarify why you have included two separate columns for your break-even table in light of the fact that the offering is a firm commitment underwritten offering. In addition, please revise the table to include the selling commissions or underwriting commissions that will be paid to the underwriters in connection with this offering or tell us why you do not believe this information is required.

18. By footnote, please disclose what fees are included under "Offering and Organizational Expenses" and "Operating Expenses."

Risk Factors, page 12

19. Some of your risk factors fail to specifically state the risk that may flow from the facts and circumstances you describe. For example, but not limited to, under Fund performance may be hindered by increased competition for positions on page 15 you fail to state
the risk that will result from increased competition.  Also, see
Gresham historic performance record on page 15.   Please review
and
revise your risk factors to include a discussion of how these risks affect Nuveen or the securities being offered.

20. Please review your risk factor subheadings to ensure they reflect the risk you describe in the text. Some of your subheadings merely state facts about your business. For example, The Master Fund will rely heavily on key personnel at Gresham to manage the master Fund`s commodity interest on page 18. Also, see, but not limited to:

* Shareholders have limited voting rights..., page 18;
* The Master Fund pays fees and expenses regardless of profitability, page 19; and
* You will not be able to review the Fund`s holdings on a daily basis, page 19.

Please review and revise subheadings to succinctly state the risks that will result from the facts or circumstances you discuss.

21. Please discuss only risks that are material to you. Your risk factors section should not describe any possible risk to the company, no matter how remote. For example, under Regulatory changes could restrict the master Fund`s Operation`s, page 20, you discuss the risk of a disruption on operations. Please describe, in a manner specific to the company and its planned operations, how you would be at risk different from other similar companies. Please review all of your risk factors and if necessary, revise or delete them with this comment in mind.

22. Please revise to include a risk that discusses the possibility of conflicts of interest. In this regard, we note your disclosure on page 30.

Commodity Interests Risks, page 12

Investments in commodity interests are volatile and may result in losses, page 12

23. Please discuss what makes the investment volatile, including the use of leverage and the general nature of the futures markets. As part of this, please discuss the fact that trading in the commodities markets is a "zero-sum game" which is not the case with trading equity securities.

Swap contracts and other contracts traded on a principal basis are subject to counterparty credit risks, page 13

24. In order to give depth to your disclosure, please revise to quantify the percentage of assets that you intend to invest in swap contracts and other instruments that are not cleared by an exchange or clearinghouse.

Risk that the Fund`s Shares will trade at a Discount to Net Asset
Value, page 14

There is a risk that the Fund`s Shares may trade at prices other than the Fund`s net asset value per unit, page 14

25. Please expand this risk factor to describe in more detail why you believe the trading prices of your shares will fluctuate in accordance with NAV and the risk to investors if your NAV does not correlate to the market price.

Commodity Subadvisor Risks, page 14

Speculative position and trading limits may reduce profitability, page 15

26. Mitigating language is not appropriate in the discussion of a risk factor. Please remove the third sentence under this subheading.

Fund performance may be hindered by increased competition for positions, page 15

27. Please expand this risk factor to note that increased competition also tends to lead to more severe price swings since more market participants hold larger positions than in the past which makes it difficult to liquidate such positions.

An investment in the Fund may not necessarily diversify an investor`s overall portfolio, page 16

28. Please clarify whether the investment performance of commodity interests has generally been non-correlated or negatively correlated to equity and debt securities. Non-correlated and negative correlation have significantly different meanings. Please provide us with support for your contention that commodity interests have historically been negatively correlated to equity and debt securities.

Risk of Investing in Non-U.S. Markets, page 16

Investing in non-U.S. markets would exposes the Master Fund to additional credit and regulatory risk, page 16

29. In order to give depth to this risk, please quantify the portion of your assets that you intend to invest through foreign markets and exchanges.

Operating Risks, page 17

Shareholders` liability may not be limited in certain circumstances..., page 18

30. Please delete the words "although unlikely" in the second sentence under this heading as mitigating language is not appropriate in the risk factor section. Provide similar revisions to the third sentence in the second paragraph beginning with "although."

The Master Fund pays fees and expenses regardless of profitability, page 19

31. Please quantify the fees that the Master Fund must pay.

The Master Fund`s Investments, page 22

32. Please disclose any provisions in the Declaration of Trust and LLC Agreement or otherwise that would limit the fund`s ability to invest in products other than the ones you have identified, use leverage, or borrowings in its investment strategy. Disclose whether there are any limits on the Manager`s ability to change the fund`s investment strategy.

33. Please clarify whether investment policies disclosed on pages
22-
23 refer to the policies that Gresham, as your CTA, will follow in connection with its TAP Program, or whether they refer to additional investments in commodity interests that the pool may make in addition to its investment in the TAP Program. Your disclosure appears to indicate that these investments will be made directly by the Master
Fund which would imply that they are separate from the investment in the TAP Program. If so, please indicate the portion of your portfolio that will be comprised of these discretionary trades.

Management of the Fund and the Master Fund, page 23

34. We note that John P. Amboian is the President of the Manager and
Director and Principal Executive Officer of the Trustee. Please revise to indicate the amount of time Mr. Amboian will serve in each capacity. In addition, in light of the fact that he serves as an executive of the Manager and Trustee, how the Trustee is considered to be unaffiliated with the Manager.

35. For each of the named executives listed in this section of the prospectus, please include all information required by Item 401 of Regulation S-K. For example, please revise to include:

* Business experience for Mr. Zimmerman during the last 5 years;
* Additional disclosure regarding what a "family office" is a noted in Mr. Spencer`s biographical information;
* Whether Mr. Hepworth remains an executive of Falconwood and, if so, his position with Falconwood;
* Mr. Stenwall`s position with NAM; and,
* The ages for all individuals listed in this section.

Gresham Investment Philosophy and Process, page 25

36. Please disclose the number of trading programs administered by Gresham Investment. If none, state so.

37. Please revise to further describe Gresham`s TAP Program. Specifically, include information regarding what the description "rules-based" is meant to represent, whether the trading program is technical or fundamental in nature and whether the program requires the existence of price trends in order to be successful. In addition, where you discuss the concept of "backwardation," please discuss how your program is able to determine that backwardation is occurring and how frequently this occurs.

38. Please disclose the duration of your agreement with Gresham and any material terms in the agreement regarding the ability of Gresham or you to terminate the agreement. In addition, please disclose what criteria the Manager will use if it selects additional CTAs or replaces Gresham.

39. In light of the fact that you anticipate that your securities will be traded on a national securities exchange, please disclose whether and to what extent there will be any transparency
regarding
your holdings at any given time.   If there will be no real-time
transparency, please disclose this.

Option Strategy, page 26

40. We note your strategy is based on "normal market circumstances."
Please revise to indicate what constitutes "normal market circumstances" and examples of abnormal market circumstances and how you would respond to these circumstances.

Management Fees, page 27

41. Please disclose when the fees are calculated.

Gresham Performance Record, page 28

42. Please disclose whether and to what extent Nuveen Asset
Management has any experience similar to what it will be conducting as the "Collateral Subadvisor."

43. Please include the current NAV for the trading program as well as definitions of the terms "drawdown," "peak-to-valley drawdown," and
"notional assets."

Conflict of Interests, page 30

44. We note that there are no formal resolutions of conflicts procedures. We also note that there are present and potential future conflicts of interests in the Fund`s structure and operation. As such, please revise to indicate how you intend to resolve these conflicts.

45. Please refrain from using terms such as "theoretically," "occasionally," and "from time to time" to discuss when and whether conflicts of interest may occur. We note that you have no operating history to use a basis for these determinations, and these terms tend to mitigate the risk posed by the conflicts presented.

Conflicts Relating to the Commodity Subadvisor, page 30

46. Please revise to briefly describe the legal restrictions on the combined size of specific commodity interests positions that may be taken for all accounts managed by the commodity subadvisor.

47. Please disclose information pertaining to the "allocation methodology" referred to on page 15 that the Subadvisor must use if it is simultaneously effecting transactions of the same commodity interest for two or more customers.

Conflicts Relating to the Manager and the Commodity Subadvisor,
page
30

48. Where you discuss the ability of principals and other affiliates of the pool to invest for their own accounts, please clarify whether you are referring to investments in the pool or investments in futures contracts and other commodity interests that the Master Fund will make. If it`s the former, please advise us as to how you intend to ensure that insiders who have access to information regarding specific trades made by the Master Fund which will not be available to the market will not trade on this information.

No Formal Resolution of Conflicts Procedures, page 31

49. Please remove the final two sentences under this heading. The prospectus should contain a discussion of the known material risk factors that investors face. With respect to the last sentence, if you choose to encourage investors to consult their own legal or tax professionals, please revise to indicate this.

Investment Policies of the Master Fund, page 31

50. We note that the Master Fund will invest only in commodity interests that are traded in sufficient volume to permit ease of taking and liquidating positions. Please revise to describe the criteria the Manager will use to determine if a commodity interest has sufficient volume.




Leverage, page 32

51. Please revise to clarify whether there are any limitations on the amount you may employ.

Description of Funds Shares and The Master Fund Units, page 32

Transfer Agent and Registrar, page 33

52. Please disclose the fees to be paid to the transfer agent. In this regard, we note that you will be responsible for the fees charged by the transfer agent.

Distributions, page 33

53. Please revise to indicate whether there are any restrictions that may prevent the Master Fund from making distributions to the Fund or the Fund making distributions to the Shareholders. In addition, please provide examples of when the Master Fund and the pool may not make distributions.

54. Please clarify your statement that, "Over time, the Master Fund and the Fund will distribute all of their net earnings." If this refers to the distribution policies that will be followed by the Master Fund and the pool at a later date, please expand your disclosure to indicate at what point in time this would occur and what circumstances could cause the Master Fund and the pool not to distribute all of their net earnings.

Net Asset Value, page 34

55. Please clarify why you believe that prices reported at the beginning and end of trading day should be used "for informational purposes." Since any exchange trading of your units that will occur will not be made with the benefit of knowing the pool`s investment portfolio at any given time, please explain the import of these trades to investors.

56. We refer to your disclosure of an "approximate value" of the pool`s shares that may not be calculated in the same manner as the NAV. Please disclose the following with respect to the "approximate value:"

* Who will calculate the "approximate value;"
* Where this value may be accessed by investors;
* How often the value will be updated during the trading day;
* What investments will be excluded in determining the value (i.e.
-
non-exchange traded forward contracts, swaps, etc.).; and,
* Whether this value will include any purchases of futures contracts during the trading day or whether it only reflects the current prices of interests held as of close of business of the previous trading day.

57. We note that NAV per Master Fund Unit is computing by dividing the value of all assets of the Master Fund by the total number of Master Funds Units Outstanding. Please revise to briefly describe the guidelines that the commodity subadvisor will use to value put options, swap contracts and other off-exchange commodity interests.

Use of Proceeds, page 35

58. Please revise to include organization and offering expenses and underwriting commissions to be paid.

Underwriters, page 35

59. Please identify all underwriters known to you that will participate in the initial offering as of the time of effectiveness of this registration statement. In this regard, we note your disclosure on the cover page of the prospectus that Nuveen
Investments LLC will serve as an underwriter.

60. Please revise to identify the underwriters that may engage in electronic distribution of your prospectus. Also, please advise us how your procedures for the electronic distribution of your prospectus comply with Section 5 of the Securities Act. In particular, please provide your analysis of how you or the underwriters will provide investors with a prospectus that satisfies the prospectus delivery requirements. In addition, please describe the following to us in more detail:

* The communications used;

* The manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

* The funding of an account and payment of the purchase price.

Your analysis should address the communications made during the pre-effective and post-effective periods. If the underwriters` procedures for electronic distribution have already been approved by the staff, please confirm that the procedures have not changed since the time of our approval.

61. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with any written agreement. Provide us also with copies of all information concerning your company or prospectus that appeared on their website. If you subsequently enter into any such agreements, promptly supplement your response.

62. Please provide us with a draft underwriting agreement when available.

63. We note your reference to the lockup agreement you have among the
Fund, the Master Fun and the Subadvisors. Please disclose whether they intend to participate in the offering and, if so, whether they will purchase shares at the offering price or at a discount.

64. We note that the underwriting agreement may be terminated in the event that "trading in the Fund`s Shares shall have been suspended by the Securities and Exchange Commission." Since there is no trading market for your shares and will not be a market until after the registration statement is brought effective, please explain why this provision has been included.

Management`s Discussion and Analysis of Financial Condition and
Results of Operation, page 39

65. Please revise to discuss your liquidity on a short term and long term basis.

Credit Risk, page 40

66. In order to give depth to your disclosure, please revise to disclose the percentage of your assets that you intend to invest in off-exchange or over-the-counter commodity interests with a counterparty.

Declaration of Trust and LLC Agreement, page 42

Withdrawal or Removal of the Manager, page 43

67. We note that holders of an unspecified percentage of shares may remove the Manager with or without cause. We also note that the Manager has no obligation to call a Special Meeting even if holders of an unspecified percentage of shares submit a written request for a
Special Meeting. In light of this, please disclose the procedures that shareholders would have to comply with in order to remove the Manager.


Legal Opinion, page 48

68. Your statement under this heading that Bell, Boyd & Lloyd LLC will not give investors legal advice tends to qualify the legal opinion that counsel will be providing in connection with this offering. In addition, this language may imply that investors cannot rely on either the legal or tax opinion. Please remove this qualifying language.

Where you can find more information, page 74

69. Please revise to update the address of the SEC`s public reference room to 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

70. Please revise to specifically identify the reports that you will file with the SEC and the reports that will be provided to shareholders pursuant to CFTC rules.

Part Two:  Statement of Additional Information

71. Please include your financial statements in Part One of the registration statement.

Supplemental Performance Table, page 70

72. We refer to your statement that the "Table has been presented based upon the amount of funds that would have been committed to the trading program by a nonaffiliated client." In light of this, please tell us why you do not consider the supplemental performance table to constitute hypothetical performance data instead of extracted performance data.

73. We refer to number 9 under this heading where you state that the table will include annual management fees of 1 percent. Please advise us as to whether that will be consistent with the management fee to be paid in the proposed offering.

Appendix A

74. Please include this information in Part One of the registration statement where you discuss the trading policies of Gresham and the
Master Fund.

Part II

75. Please explain why the Director and Principal Executive
Officer
of Nuveen Commodities Asset Management, LLC has signed this registration statement rather than Nuveen Commodities Income and Growth Master Fund LLC.

Item 16.  Exhibits and Financial Statement Schedules

76. Please file the legal and tax opinions with the next amendment or provide drafts for us to review. We must review the opinions before we can declare your registration statement effective and we may have comments on the opinions.

Item 17.  Undertakings

77. Please remove the undertakings found under (a) since these undertakings relate to continuous offerings subject to Rule 415. Alternatively, if such undertakings are included for use by an affiliate of the Fund in market-making transactions, please note this in the footnotes to the fee table and in the "Underwriting" section of the prospectus, or include alternate pages to the registration statement to be used as a "market-making prospectus." If you do intend to use this prospectus or an alternate prospectus for market-making activities, please note that the undertakings required under
Item 512(a) have been revised as of December 1, 2005.


* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      	You may contact Thomas Flinn at 202-551-3469 or Cicely
Lucky, Accounting Branch Chief at 202-551-3413 if you have questions regarding comments on the financial statements and related matters.
Please contact Jeffrey A. Shady, Attorney-Advisor at 202-551-3471 or the undersigned at 202-551-3694 with any other questions.


Sincerely,



Owen Pinkerton
Senior Counsel



cc:	Stacy H. Winick, Esq. (via facsimile)
      Bell, Boyd & Lloyd LLC
John P.  Amboian
Nuveen Commodities Income and Growth Fund
January 13, 2006
Page 14